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November 30, 2021

VIA EDGAR

Ms. Nudrat Salik

Ms. Mary Mast

Mr. Alan Campbell

Ms. Laura Crotty

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Prenetics Global Limited (CIK No. 0001876431)

Dear Ms. Salik, Ms. Mast, Mr. Campbell and Ms. Crotty,

On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 23, 2021 with respect to the Company’s registration statement on Form F-4 filed with the Commission on November 9, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its Amendment No. 1 to the Registration Statement on Form F-4 (the “Amendment No. 1”) and certain exhibits via EDGAR with the Commission. To facilitate your review, we will separately deliver to you a courtesy copy of the Amendment No. 1 marked to show changes to the Registration Statement.

U.S. Securities and Exchange Commission

November 30, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments as well as other updates.

Registration Statement on Form F-4

Cover Page

1.	We note your response to prior comment 1 and re-issue in part. Please revise your disclosure on the prospectus cover page to clarify that if Chinese regulatory authorities disallow your corporate structure, this would cause the value of your ordinary shares to significantly decline or become worthless.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 1. With respect to the mainland China business in which Prenetics Group Limited (“Prenetics”) historically held a minority interest through a PRC variable interest entity (the “VIE Entity”), the Company respectfully advises the Staff that the agreements governing the VIE Entity (the “VIE Agreements”) were terminated with immediate effect on November 26, 2021, and, as a result, the corporate structure of Prenetics no longer contains any variable interest entity (“VIE”). The Company has revised the disclosure on the prospectus cover page and pages 42 through 43 to include disclosure of the termination of the VIE Agreements.

2.	We note your response to prior comment 4 and re-issue in part. The Summary of the Proxy Statement/Prospectus should prominently address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40 through 41 of the Amendment No. 1.

U.S. Securities and Exchange Commission

November 30, 2021

3.	We note your response to prior comment 5 and re-issue in part. Please clearly disclose how you will refer to the holding company, subsidiaries, and VIE, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. In addition, please ensure that you refrain from using terms such as “we” or “our” when describing activities or functions of the VIE.

The Company respectfully advises the Staff that the current prospectus cover page included a statement that the Company is not an operating company but a Cayman Islands holding company that conducts business operations through its subsidiaries in the United Kingdom, Hong Kong, India and South Africa. The Company further respectfully advises the Staff that, Prenetics currently does not have any operating subsidiaries in mainland China or operate any business in mainland China under a variable interest entity structure as a result of the termination of the VIE Agreements on November 26, 2021. Therefore, investors will be purchasing equity interests in the Company and its operating subsidiaries and not in any operating entities under a VIE structure. The Company has revised the disclosure on the prospectus cover page of the Amendment No. 1 to reflect the foregoing.

4.	Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment to disclose the transfer of cash through the organization, the Company respectfully advises the Staff that historically, Prenetics Limited invested in a genomics business in mainland China through its VIE Entity in the amount of RMB29,250,000 (equivalent to US$4,236,765). Since the date of the initial investment through the date of this letter, no transfer of cash, dividends or distributions has been made between Prenetics or its subsidiaries, on one hand, and the VIE Entity, on the other. Between Prenetics Limited, the holding company of the group prior to the corporate restructuring in June 2021, and its subsidiaries, cash was transferred from Prenetics Limited to its subsidiaries in the form of capital contributions and through intercompany advances. No transfer of cash has been made between Prenetics, the holding company of the group following the corporate restructuring, and its subsidiaries. Neither Prenetics Limited nor Prenetics has declared or paid dividends in the past, nor have any dividends or distributions been made by any subsidiary of Prenetics Limited or Prenetics. In response to the Staff’s comment to provide disclosure regarding the Company’s intentions to distribute earnings or settle amounts owed under the VIE Agreements, the Company respectfully advises the Staff that, the VIE Agreements were terminated on November 26, 2021. The Company has revised the disclosure on the prospectus cover page of the Amendment No. 1 to reflect the foregoing.

U.S. Securities and Exchange Commission

November 30, 2021

5.	We note your disclosure throughout your filing that Prenetics controls the VIE Entity through VIE agreements. However, neither you nor your investors have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the VIE entity, please refrain from stating or implying that you control this entity. Your disclosure should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and clarify that for accounting purposes you are the primary beneficiary and your agreements provide the power to direct the activities of the VIE. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 42 through 43, page 58 and F-9 of the Amendment No. 1.

Summary of the Proxy Statement/Prospectus, page 24

6.	We note that the consolidated VIE constituted a material part of your consolidated financial statements. For example, the share of loss of a joint venture for 2020 was $1.1 million for the year ended December 31, 2020 compared to loss before taxes of $3.9 million. In this regard, please provide in a tabular form a condensed consolidating schedule, which depicts the financial position, cash flows and results of operations for the parent, the consolidated variable interest entity, and any eliminating adjustments separately, as of the same dates and for the same periods for which audited consolidated financial statements are required. Please highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities. We expect that the activity of the consolidated variable interest entity will be reflected in a line item such as investments in subsidiaries and VIEs in the condensed consolidating schedule. Please specifically provide a roll-forward of the balance sheet line item that includes this consolidated variable interest entity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 through 49 of the Amendment No. 1.

U.S. Securities and Exchange Commission

November 30, 2021

7.	We note your response to prior comment 3 and re-issue in part. Please revise the Summary of the Proxy Statement/Prospectus to disclose that you will be a controlled company. In particular, please:

•	identify your controlling shareholder;

•	discuss the controlling shareholder’s ability to control matters requiring shareholder approval including the election of directors, amendment of organizational documents and approval of major corporate transactions;
•	discuss whether the dual-class shares may have anti-takeover effects preventing a change in control transactions that other shareholders might consider to be in their best interest; and
•	disclose the corporate governance exemptions available to a controlled company and whether you intend to rely on these exemptions.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amendment No. 1.

8.	We note your response to prior comment 11 and re-issue. Please revise the Summary of the Proxy Statement/Prospectus to clearly and prominently describe the corporate structure and the VIE based in China and what that entails. Prominently disclose a diagram of the corporate structure in the Summary, including what the equity ownership interests are of each entity. In relation to the VIE, describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to any applicable contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Amendment No. 1 to include a diagram of the current corporate structure of Prenetics as well as a corporate structure of Prenetics prior to the termination of the VIE Agreements. In response to the Staff’s comment to describe the contractual arrangements and the risks related thereto, the Company respectfully advises the Staff that, as noted in the Company’s response to Comment 1, although Prenetics historically held a minority interest in a genomics business in mainland China through a VIE (the “China Investment”), the VIE Agreements were terminated with immediate effect on November 26, 2021 considering that the China Investment had limited strategic and financial value to Prenetics and that Prenetics currently has no intention to carry out business operations in mainland China. As a result, the corporate structure of Prenetics no longer contains any VIE. The Company has also revised the disclosure on page 145 of the Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

November 30, 2021

9.	We note your response to prior comment 12. Please revise the Summary of the Proxy Statement/Prospectus to disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Amendment No. 1.

10.	We note your response to prior comment 14 and re-issue in part. Please revise your disclosure to specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China and Hong Kong can change quickly with little advance notice; the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based or Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based or Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40 through 41 and pages 57 through 60 of the Amendment No. 1.

U.S. Securities and Exchange Commission

November 30, 2021

11.	We note your response to prior comment 15 and re-issue. Prominently disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act and your shares could be prohibited from trading if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Please ensure that your disclosure indicates that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if enacted, would require foreign companies to comply with PCAOB audits within two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, page 41 and pages 60 through 61 of the Amendment No. 1.

The Artisan Board’s Reasons for the Approval of the Business Combination, page 29

12.	We note your response to prior comment 19 and re-issue. Please revise this subsection of the Summary and page 155 to specifically disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 42 and 161 of the Amendment No. 1.

Risk Factors, page 52

13.	We note your response to prior comment 20 and re-issue. Please revise the Risk Factor Summary and the Risk Factors section to more prominently display and discuss the risks of doing business in Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40 through 41 and pages 57 through 62 of the Amendment No. 1.

14.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries.

The Company respectfully advises the Staff that, although Prenetics historically invested in a genomics business in mainland China through a VIE, the VIE Agreements were terminated with immediate effect on November 26, 2021. As a result, the corporate structure of Prenetics no longer contains any VIE.

U.S. Securities and Exchange Commission

November 30, 2021

PubCo’s securities may be delisted..., page 75

15.	Please revise this risk factor to clearly describe the risk that lack of inspection by the PCAOB because of a position taken by an authority in a foreign jurisdiction could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 60 through 61 of the Amendment No. 1.

Background of the Business Combination, page 140

16.	We note your response to prior comment 23 and re-issue in part. Please provide more specific details regarding the calculations and financial analyses undertaken by Artisan’s management and the Artisan Board that were used to determine that a fully-diluted, pre-money equity valuation of $1.15 billion for Prenetics was reasonable. To the extent relevant, please also disclose the valuation of Prenetics Limited in February 2021 at the time of Prenetics’s Series D funding round, when an affiliate of the Sponsor invested in Prenetics.

In response to the Staff’s comment and the Staff’s Comment 17 below, the Company has revised the disclosure on page 159 of the Amendment No. 1 to provide additional details regarding the Artisan Board’s determination that a fully-diluted, pre-money equity valuation of $1.15 billion for Prenetics was reasonable. The Company further respectfully advises the Staff that Artisan management and the Artisan Board did not take into consideration the valuation of Prenetics Limited in its Series D financing in February 2021 when they determined that the proposed valuation of Prenetics in the Business Combination was reasonable, and therefore, the Company has not disclosed such valuation in the discussion of the Artisan Board process in “Background of the Business Combination” or “The Artisan Board’s Reasons for the Approval of the Business Combination.”

U.S. Securities and Exchange Commission

November 30, 2021

The Artisan Board’s Reasons for the Approval of the Business Combination, page 150

17.	We note your response to prior comment 23 and revised disclosure on page 153. Please revise your disclosure to present the enterprise value, 2023E revenue and revenue multiple(s) that Artisan’s Board reviewed for each comparable company referenced in your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 159 of the Amendment No. 1.

Certain Prospective Operational and Financial Information, page 156

18.	We note your response to comment 29. Please address the following:

•	In regards to the length of the projections, please disclose the basis for projections beyond year three including if the forecasts reflect more than simple assumptions about growth rates;

•	Please disclose how the management and the Board of Artisan Acquisition Corp. considered and relied upon these projections;
•	It is not clear why the reconciliation from Adjusted EBITDA to Net Profit/Loss has been removed given the insight it provided on the types of expenses being excluded from the determination of Adjusted EBITDA. Please provide the reconciliations or advise; and
•	Please also tell us what consideration you gave to providing a reconciliation between Gross Profit and Adjusted Gross Profit.

In response to the Staff’s comment, the Company has revised the disclosure on page 162 through page 165 of the Amendment No. 1.

Prenetics’s Business
Overview, page 198

19.	We note your revised disclosure indicating that the nucleic acid amplification test is provided by Circle HealthPod at POC or at home. Please revise this statement, as well as the new graphic that appears on page 200, to reflect your disclosure elsewhere in the registration statement indicating that the Circle HealthPod has not yet launched in the UK or Europe and that it has not been approved for home use in those jurisdictions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 206 and 207 of the Amendment No. 1.

U.S. Securities and Exchange Commission

November 30, 2021

Please also revise your statements elsewhere in the registration statement where you refer to your preparations for “obtaining EUA” from the FDA to clarify that there is no guarantee that the FDA will grant your EUA application.

In response to the Staff’s comment, the Company has revised the disclosure on pages 67, 86, 87, 206, 207, 212, 215, 217, 246 and 248 of the Amendment No. 1.

Our History, page 200

20.	We note your response to prior comment 33 and revised disclosure. As noted in your response, the identification appears to suggest that potential investors may consider investments made by these institutional investors as a factor in making their investment decisions without knowing the amount of their investment in total or on a per share basis, their investment strategies or whether these institutional investors continue to hold their shares. Additionally, as these shareholders are not subject to the reporting requirements of Section 16, investors will not know when they decide to sell their shares. Therefore, we continue to believe the disclosure is inappropriate for the registration statement and request that you remove those investors that will not appear in the combined company’s Principal Shareholders table.

In response to the Staff’s comment, the Company has revised the disclosure on page 208 of the Amendment No. 1 to remove the names of all institutional investors that do not appear in the combined company’s Principal Shareholders table.

Results of Operations
Other Income and Other Net Losses, page 248

21.	In regards to the impairment loss recorded on the joint venture equity method investment in Beijing CircleDNA Gene Technology Co., Ltd. in which you wrote down the carrying amount of your interest to nil, please expand your disclosures to better explain the factors which resulted in this write-down. In this regard we note your response to comment 50 which indicates that the joint venture carries out genetic testing services for individuals which is an integral part of your operating activities. Please help us better understand the current level of operations of the joint venture as well as your ongoing relationship with the joint venture, including if they are using your products in the genetic testing they are performing.

In response to the Staff’s comment, the Company has revised the disclosure on page 255 of the Amendment No. 1.

U.S. Securities and Exchange Commission

November 30, 2021

Financial Statements
Note 2(d). Subsidiaries and Non-controlling Interests, page F-8

22.	We note your response to comment 47. We note your disclosures beginning on page F-67 regarding the board of directors approving you to exit your position in Beijing CircleDNA Gene Technology Co., Ltd and terminating the contractual agreements with Shenzhen Discover Health Technology Co. Ltd. However given that the contractual agreements are still in place and were in place during the periods presented, please provide the disclosures called for by IFRS 12 regarding your interests in Shenzhen Discover Health Technology Co. Ltd. This should include the following:

•	The interest that non-controlling interests have in this entity’s activities and cash flows;

•	The terms of any contractual arrangements that could require you to provide financial support to the entity; and
•	The nature and extent of significant restrictions.

In response to the Staff’s comment, the Company respectfully advises the Staff that:

•	Shenzhen Discover Health Technology Co. Ltd. is wholly controlled by Prenetics; and

•	There were no terms of any contractual arrangements that could require Prenetics to provide financial support to the entity.

The Company has revised the disclosure on pages F-32 to reflect the foregoing and has revised the disclosure on page F-47 to include disclosure regarding the nature and extent of significant restrictions.

Note 31. Collaboration and Licensing Arrangements, page F-48

23.	We note your response to comment 46. To the extent that payments could become material under your patent license agreements, we continue to believe that the material terms should be disclosed including the financial terms, duration of the agreement, and termination provisions. In this regard, we note your response to comment 52 regarding the RT-LAMP technology and expected use of it and also your disclosures throughout regarding how a significant portion of the historical revenue was, and will continue to be in the near-term, generated from COVID-19 testing services.

In response to the Staff’s comment, the Company has revised the disclosure about the material terms of collaboration and licensing arrangements on pages F-49 through F-50.

U.S. Securities and Exchange Commission

November 30, 2021

Note 2(a). Basis of Preparation of the Consolidated Financial Statements, page F-55

24.	You disclose that the preference shares will be converted into ordinary shares of the Prenetics Global Limited after the completion of the initial public offering which is expected to be before March 2022. Please further clarify what initial public offering you are referring to.

In response to the Staff’s comment, the Company respectfully advises the Staff that the initial public offering described in Note 2(a) refers to the proposed business combination between Artisan, Prenetics Group Limited and other parties as disclosed in Note 19 resulting in the listing of Prenetics Global Limited’s shares on the Nasdaq Stock Market, and the Company has updated its disclosure accordingly on page F-57.

Note 17. Fair Values of Financial Instruments, page F-65

25.	The preference shares liability of $356 million represents approximately 88% of your total liabilities at June 30, 2021, of which $300 million is attributable to the conversion feature. In this regard, please expand your disclosures to provide additional insight as to how the conversion feature was valued pursuant to IFRS 13.93. Your expanded disclosures should include a better description of the valuation technique(s) and inputs used in the fair value measurement.

In response to the Staff’s comment, the Company has expanded its disclosure on the valuation technique and inputs used in the fair value measurement on pages F-66 through F-68.

General

26.	With reference to the guidance contained in Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, we note that graphic presentations should not obscure other prospectus disclosure. Accordingly, please tell us why you believe it is appropriate to include nine pages of graphics and accompanying text in a narrative that precedes the Summary section. In addition, please refer to the above referenced Compliance and Disclosure Interpretation and revise the text so that it does not focus on only the most favorable aspects your business or on products that do not yet exist.

The Company respectfully acknowledges the Staff’s comment and has revised the referenced disclaimers and text in the front cover graphics on pages 5 and 6 and has reduced the number of pages of the front cover graphics in the Amendment No. 1.

*          *          *

U.S. Securities and Exchange Commission

November 30, 2021

If you have any questions regarding the Amendment No. 1, please contact the undersigned by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.

Very truly yours,

/s/ Jonathan Stone
Jonathan Stone

cc:	Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Group Limited
Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Group Limited
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP
Irene Chu, Partner, KPMG